SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2003

CANADIAN PACIFIC RAILWAY LIMITED
(Commission File No. 1-01342)
CANADIAN PACIFIC RAILWAY COMPANY
(Commission File No. 1-15272)
(translation of each Registrant’s name into English)

Suite 500, Gulf Canada Square, 401 – 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4
(address of principal executive offices)

     Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☐                Form 40-F   ☒

     Indicate by check mark whether the registrants by furnishing the information contained in this Form are also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐                No   ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-

     This Report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-13962 (Canadian Pacific Railway Limited), Form S-8 No. 333-13846 (Canadian Pacific Railway Limited), and Form S-3 No. 2-98605 (Canadian Pacific Railway Company).

SIGNATURES

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED CANADIAN PACIFIC RAILWAY COMPANY (Registrants)

Date: April 24, 2003		Signed: Robert V. Horte

	By:	Name: Robert V. Horte Title: Senior Assistant Corporate Secretary

Release: Immediate, April 24, 2003

CPR MANAGES THROUGH RECORD HIGH FUEL PRICES,
SEVERE WINTER CONDITIONS IN FIRST-QUARTER 2003

CALGARY — Canadian Pacific Railway (TSX/NYSE: CP) said today that despite the ongoing impact of drought in the last grain-growing season, it was able to increase its revenues to $879 million in first-quarter 2003, from $875 million in the same period of 2002. However, higher fuel prices and a severe winter increased costs, leading to a decline in net income to $102 million in the first quarter of 2003, from $136 million in the same period of 2002. Diluted earnings per share were $0.64 in the three-month period ending March 31, 2003, compared with $0.86 in the first quarter of 2002.

Rob Ritchie, President and Chief Executive Officer of CPR, said: “We were successful at exceeding last year’s first-quarter revenues despite weather-related conditions that impeded the flow of traffic and despite a sizeable decline in grain volumes.

“Operating expenses proved a more difficult challenge, increasing 9 per cent. Even with CPR’s very strong hedge position, more than one third of the increase was due to fuel costs, largely driven by prices that reached record highs and remained high through the quarter. Prolonged periods of extreme cold and heavy snow buildup disrupted operations until mid-March and required additional resources to mitigate the effect on service levels. As a result, operating efficiencies and productivity declined temporarily,” Mr. Ritchie said.

“We made a decision to focus our efforts in the quarter on providing as high a level of service as possible for our customers during the severe weather conditions. While this increased CPR’s operating costs, protecting our customers’ interests as much as possible was the right decision. We saw the benefit in the quick rebound in business in the second half of March. These weather-related issues are behind us now, and we are taking action to reduce the quarter’s impact on full-year results.”

Excluding non-recurring items and foreign exchange gains and losses on long-term debt, income was $38 million in first-quarter 2003, compared with $68 million in the first quarter of 2002. Diluted earnings per share on this basis were $0.24 in first-quarter 2003, compared with $0.43 in the same period last year.

First-quarter 2003 operating income was $118 million, compared with $176 million in the first quarter of 2002. CPR’s operating ratio for the first quarter this year was 86.5 per cent, compared with 79.9 per cent in the first quarter last year.

Revenue was $879 million in the first three months of this year, compared with $875 million in the same period last year. Intermodal service continued to be the strongest growth area as revenues increased $19 million, or 9 per cent. The biggest gains were in the import-export segment of CPR’s intermodal business.

“This was the 6th consecutive first-quarter period of growth in CPR’s intermodal business,” Mr. Ritchie said. “The international container lines that diverted U.S. shipments to the Port of Vancouver last year have rewarded us with their continued business. This is a validation of the competitive value of CPR’s Vancouver-Chicago corridor that can only lead to additional growth over time.”

Automotive revenues were up $5 million, or 6 per cent, reflecting new business in finished vehicles and continued strong consumer demand for models moved by CPR. Revenues from sulphur and fertilizers grew $5 million, or 5 per cent, as CPR expanded its share of the export potash market. Grain revenues were off $25 million, or 16 per cent, as CPR continued to move grain from the 2002 crop, which was just half the size of a normal Canadian grain crop. Revenues from forest products declined $5 million, or 6 per cent, due partly to weather-related service disruptions that affected car supply.

Operating expenses were $761 million in the first quarter of 2003, compared with $700 million in the same period of 2002. Purchased services expense was up $34 million, or 27 per cent, reflecting the benefit of a $15-million insurance settlement in first-quarter 2002, as well as sharply higher insurance premiums and a rise in derailment costs in the first quarter of 2003. In response to service disruptions caused by the severe winter conditions and derailments, CPR modified its operations to protect customer service levels during the quarter. This led to more train starts and higher expenses related to crews and maintenance.

Despite CPR’s 57-per-cent hedge position, fuel expense increased $22 million, or 26 per cent, as prices reached record highs and the severe winter caused consumption rates to rise. Depreciation and amortization expense increased $5 million, or 6 per cent, due to CPR’s investments in new assets. Compensation and benefits expense declined $4 million, or 1 per cent, due to favourable expense adjustments, which more than offset the impacts of inflation and higher pension expense.

In reaction to the difficult first quarter, CPR announced in March that it will eliminate 300 positions in 2003 and implement other cost-reduction initiatives.

Excluding non-recurring items and foreign exchange gains and losses on long-term debt, CPR’s effective income tax rate remained virtually unchanged in first-quarter 2003, compared with the same period of 2002. An improvement of $8 million in other charges reflected foreign exchange gains realized in the quarter due to a strengthening Canadian dollar, compared with losses realized on a weakening dollar in the comparative period of 2002. The overall impact of foreign exchange on income, excluding foreign exchange gains and losses on long-term debt, is not significant. Interest expense decreased by $6 million in the quarter, largely a result of the early redemption of CPR’s 8.85% Debentures in June 2002.

NON-RECURRING ITEMS AND FOREIGN EXCHANGE GAINS AND LOSSES ON LONG-TERM DEBT

Results for the first quarter of 2003 include a $71-million ($65 million after tax) foreign exchange gain on long-term debt. In the first quarter of 2002, CPR had a $4-million ($4 million after tax) foreign exchange loss on long-term debt and a $72-million income tax benefit stemming from a favourable tax court ruling related to prior years.

OUTLOOK

“CPR had a strong exit from the difficult first quarter as freight volumes rebounded,” Mr. Ritchie said. “We worked to regain the high levels of productivity and efficiency we had at the end of last year. We anticipate an improved Canadian grain crop but it will only begin to move off the prairies in the last quarter. Our most difficult challenge will be to fully recover the slippage in the first quarter while dealing with fuel prices that are unpredictable.”

Note on Non-GAAP Earnings Measures: CPR’s results, excluding foreign exchange gains and losses on long-term debt and non-recurring items as described in this news release, are presented to provide the reader with information that is readily comparable to prior years’ results. By excluding foreign exchange gains and losses on long-term debt, the impact of volatile short-term exchange rate fluctuations, which can only be realized when long-term debt matures or is settled, is removed. By also excluding non-recurring items, the results better reflect ongoing operations at CPR. It should be noted that financial results, excluding non-recurring items and foreign exchange gains and losses on long-term debt, have no standardized meanings and are not defined by Canadian generally accepted accounting principles and therefore may not be readily comparable to other companies’ presentations of financial results. A reconciliation of income excluding non-recurring items and foreign exchange gains and losses on long-term debt to net income as presented in the financial statements is detailed in the attached Summary of Rail Data.

This news release contains forward-looking information. Actual future results may differ materially. The risks, uncertainties and other factors that could influence actual results are described in CPR’s annual report and annual information form, and may be updated in CPR’s consolidated interim financial statements and interim Management’s Discussion and Analysis, which are filed with securities regulators from time to time. However, CPR undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events, or otherwise. Financial results in this news release are reported in Canadian dollars.

CPR’s 14,000-mile network serves the principal centres of Canada, from Montreal to Vancouver, and the U.S. Northeast and Midwest regions. CPR feeds directly into the Chicago hub from the East and West coasts. Alliances with other carriers extend CPR’s market reach beyond its own network and into the major business centres of the U.S. and Mexico. For more information, visit CPR’s website at www.cpr.ca.

Contacts:
Media	Investment Community
Len Cocolicchio	Paul Bell
Tel.: (403) 319-7591	Vice-President, Investor Relations
Cell: (403) 650-2748	Tel.: (403) 319-3591
len_cocolicchio@cpr.ca	investor@cpr.ca

STATEMENT OF CONSOLIDATED INCOME
(in millions, except per share data)

	For the three months
	ended March 31
	2003	2002
	(unaudited)	(unaudited)

Revenues
Freight	$834.9	$839.8
Other	43.9	35.6

	878.8	875.4

Operating expenses
Compensation and benefits	285.1	289.3
Fuel	105.6	83.6
Materials	50.0	48.5
Equipment rents	66.8	64.5
Depreciation and amortization	93.3	88.1
Purchased services and other	159.8	125.5

	760.6	699.5

Operating income	118.2	175.9

Other charges (Note 5)	4.5	12.7
Foreign exchange (gain) loss on long-term debt (Note 4)	(70.8)	3.7
Interest expense (Note 6)	58.3	64.3
Income tax expense (recovery)	23.9	(41.2)

Net income	$102.3	$136.4

Basic earnings per share (Note 8)	$0.65	$0.86

Diluted earnings per share (Note 8)	$0.64	$0.86

See notes to interim consolidated financial statements.

CONSOLIDATED BALANCE SHEET
(in millions)

	March 31	December 31
	2003	2002
	(unaudited)	(audited)

Assets
Current assets
Cash and short-term investments	$505.7	$284.9
Accounts receivable	446.7	443.0
Materials and supplies	121.4	108.9
Future income taxes	66.5	72.5

	1,140.3	909.3

Investments	92.4	92.2
Net properties	8,103.0	8,149.3
Other assets and deferred charges	530.2	510.0

Total assets	$9,865.9	$9,660.8

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	935.3	984.2
Income and other taxes payable	49.2	92.6
Dividends payable on Common Shares	20.2	20.2
Long-term debt maturing within one year	374.2	400.8

	1,378.9	1,497.8

Deferred liabilities	642.3	654.4
Long-term debt	3,125.5	2,922.1
Future income taxes	1,250.7	1,200.1

Shareholders’ equity
Share capital	1,116.1	1,116.1
Contributed surplus	291.1	291.1
Foreign currency translation adjustments	122.3	122.3
Retained income	1,939.0	1,856.9

	3,468.5	3,386.4

Total liabilities and shareholders’ equity	$9,865.9	$9,660.8

Commitments and contingencies (Note 10).
See notes to interim consolidated financial statements.

STATEMENT OF CONSOLIDATED CASH FLOWS
 (in millions)

	For the three months
	ended March 31
	2003	2002
	(unaudited)	(unaudited)

Operating activities
Net income	$102.3	$136.4
Add (deduct) items not affecting cash:
Depreciation and amortization	93.3	88.1
Future income taxes	21.2	(43.6)
Foreign exchange (gain) loss on long-term debt (Note 4)	(70.8)	3.7
Amortization of deferred charges	5.4	5.5
Other	—	(5.5)

	151.4	184.6

Restructuring payments	(22.1)	(26.4)
Other operating activities, net	(28.1)	(25.2)
Change in non-cash working capital balances related to operations	(45.0)	(100.6)

Cash provided by operating activities	56.2	32.4

Investing activities
Additions to properties	(182.3)	(60.2)
Other investments	0.9	0.9
Track dismantling (costs) net of proceeds from disposal of transportation properties	(1.2)	(3.5)

Cash used in investing activities	(182.6)	(62.8)

Financing activities
Dividends on Common Shares	(20.2)	(20.2)
Issuance of Common Shares	—	0.4
Issuance of long-term debt	371.0	—
Repayment of long-term debt	(3.6)	(4.6)

Cash provided by (used in) financing activities	347.2	(24.4)

Cash position
Increase (decrease) in net cash	220.8	(54.8)
Net cash at beginning of period	284.9	556.9

Net cash at end of period	$505.7	$502.1

Net cash is defined as:
Cash and short-term investments	$505.7	$502.1

See notes to interim consolidated financial statements.

STATEMENT OF CONSOLIDATED RETAINED INCOME
(in millions)

	For the three months
	ended March 31

	2003	2002
	(unaudited)	(unaudited)

Balance, January 1	$1,856.9	$1,441.7

Net income for the period	102.3	136.4

Dividends
Common Shares	(20.2)	(20.2)

Balance, March 31	$1,939.0	$1,557.9

See notes to interim consolidated financial statements.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2003
(unaudited)

1	Basis of presentation

These unaudited interim consolidated financial statements and notes have been prepared using accounting policies that are consistent with the policies used in preparing Canadian Pacific Railway Limited’s 2002 annual consolidated financial statements and should be read in conjunction with the annual consolidated financial statements.

2	Reorganization

For the periods prior to October 1, 2001, Canadian Pacific Railway Company (“CPRC”) was a wholly owned subsidiary of Canadian Pacific Limited (“CPL”). On October 1, 2001, as part of a corporate Plan of Arrangement, CPL distributed its interests in CPRC to a newly created, publicly held company, Canadian Pacific Railway Limited (“CPRL”). As a result, CPRC is now a wholly owned subsidiary of CPRL. As CPRL, CPRC and CPRC’s subsidiaries (collectively referred to as “CPR” , “Canadian Pacific Railway” or the “Company”) were under the control of CPL, the transaction was accounted for in a manner similar to a pooling-of-interests and the historical financial information of CPRC became the historical financial information of newly formed CPRL.

3	Changes in accounting policy

Hedging transactions
In November 2001, the CICA issued Accounting Guideline 13 (“AcG 13”) “Hedging Relationships,” which will be effective for years beginning on or after July 1, 2003. AcG 13 addresses the identification, designation, documentation, and effectiveness of hedging transactions for the purposes of applying hedge accounting. It also deals with accounting for the discontinuance of hedge relationships.

In April 2003, the CICA approved, subject to written ballot, certain revisions to AcG 13. Under the new guideline, the Company will be required to document its hedging transactions and explicitly demonstrate the hedges are sufficiently effective in order to continue accrual accounting for positions hedged with derivatives. The effect on net income of adopting this guideline will be immaterial.

Guarantees
In February 2003, the CICA adopted Accounting Guideline 14 (“AcG 14”) “Disclosure of Guarantees.” The guideline requires disclosure of key information about certain types of guarantee contracts that require payments contingent on specified types of future events, and is effective for periods beginning on or after January 1, 2003.

Special purpose entities
The Company expects to early adopt the accounting rules described in the recent CICA draft guideline “Consolidation of Special-Purpose Entities” (“SPE”), which is currently being amended by the CICA. The draft guideline requires the primary beneficiary of an SPE to consolidate the SPE when the majority equity owner has not provided the SPE with sufficient funding through equity to allow it to finance its activities without relying on financial support from other parties with an interest in the SPE. CPR has one SPE of which it is the primary beneficiary and meets the criteria for consolidation. The impact of consolidating the SPE will be to increase net properties and long-term debt by approximately $200 million each.

Asset retirement obligations
The CICA approved a new Handbook section “Asset Retirement Obligations” to replace the current guidance on future removal costs included in the CICA accounting standard 3061 “Property, Plant and Equipment.” The new standard is effective for years beginning on or after January 1, 2004. It requires recognition of a liability at its fair value for any legal obligation associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development or normal operation of the assets. A corresponding asset retirement cost would be added to the carrying amount of the related asset and amortized to expense on a systematic and rational basis. The standard does not allow the Company’s current practice of recognizing removal costs in excess of salvage proceeds over the life of the asset when they are not legal obligations. The effect of adopting this standard on January 1, 2004, has not yet been determined.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2003
(unaudited)

3	Changes in accounting policy (continued)

Stock-based compensation
The CICA issued an exposure draft in 2003 that will require companies to account for stock options at their fair value. CPR will adopt the new accounting rules on a prospective basis for options issued for years beginning in 2004. The impact is not expected to be material.

4	Foreign exchange (gain) loss on long-term debt

Foreign exchange (gain) loss on long-term debt in the first quarter of 2003 includes $4.1 million of foreign exchange losses on approximately US$250.0 million in cash. CPR designated the cash as a hedge to manage its exposure to fluctuations in the U.S. dollar related to the maturity during the second quarter of its US$250.0 million 6.875% Debentures.

5	Other charges

	For the three months ended March 31
(in millions)	2003	2002

Amortization of discount on accruals recorded at present value	$5.3	$5.5
Other exchange (gains) losses	(2.3)	4.5
Charges on sale of accounts receivable	1.0	0.7
Other	0.5	2.0

Total other charges	$4.5	$12.7

During the first quarter of 2002, included in “Other” above were charges related to the early redemption of CPR’s 8.85% Debentures, specifically a call premium of $17.5 million and accelerated amortization of deferred financing charges of $2.5 million, which were largely offset by $20.0 million of interest income on an income tax settlement related to prior years.

6	Interest expense

	For the three months ended March 31
(in millions)	2003	2002

Interest expense	$59.6	$67.9
Interest income	(1.3)	(3.6)

Total interest expense	$58.3	$64.3

7	Restructuring charges and environmental remediation

At March 31, 2003, the provision for restructuring and environmental remediation was $415.1 million (March 31, 2002 — $523.0 million). This provision primarily includes labour liabilities for restructuring plans that are, in many cases, substantially implemented but require residual payments to protected employees. The environmental remediation liability includes the cost of a multi-year soil remediation program.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2003
(unaudited)

8	Earnings per share

At March 31, 2003, the number of shares outstanding was 158.5 million.

Basic earnings per share have been calculated using net income for the period divided by the weighted average number of CPRL shares outstanding during the period.

Diluted earnings per share have been calculated using the treasury stock method which gives effect to the dilutive value of outstanding options.

The number of shares used in earnings per share calculations is reconciled as follows:

	For the three months ended March 31
(in millions)	2003	2002

Weighted average shares outstanding	158.5	158.4
Dilutive effect of stock options	0.6	1.1

Weighted average diluted shares outstanding	159.1	159.5

(in dollars)

Basic earnings per share	$0.65	$0.86
Diluted earnings per share	$0.64	$0.86

9	Stock-based compensation — additional disclosure

On February 18, 2003, under CPR’s stock option plans, the Company issued 1,586,980 options to purchase Common Shares at $31.45 per share, based on the closing price on the day prior to the grant date. In tandem with these options, 528,690 SARs were issued at an exercise price of $31.45.

During 2003, 5,000 options and 1,500 tandem SARs issued since January 1, 2002, were forfeited. The exercise price of the options and tandem SARs forfeited was $30.50 per share.

Pursuant to the employee plan, options may be exercised upon vesting, which is between 24 and 36 months after the grant date, and will expire after 10 years. Some options vest after 48 months, unless certain performance targets are achieved, in which case vesting is accelerated. These options expire five years after the grant date.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2003
(unaudited)

9	Stock-based compensation — additional disclosure (continued)

These options do not result in a charge to net income, as the exercise price equals the market price at the grant date. Had CPR used the fair value method, the fair value of options would have been amortized to compensation expense over the vesting period of the options. Under the fair value method, CPR’s pro forma basis net income and earnings per share would have been as follows:

		For the three months ended March 31
		2003	2002

Net income (in millions)	As reported	$102.3	$136.4
	Pro forma	$101.8	$136.0

(in dollars)

Basic earnings per share	As reported	$0.65	$0.86
	Pro forma	$0.64	$0.86

Diluted earnings per share	As reported	$0.64	$0.86
	Pro forma	$0.64	$0.85

Under the fair value method, the pro forma fair value of options at the grant date calculated using the Black-Scholes option-pricing model is estimated to be $9.2 million for options issued in the first quarter of 2003 (first quarter of 2002 — $7.9 million). The weighted average assumptions were approximately:

	For the three months ended March 31
	2003	2002

Expected option life (years)	4.50	4.50
Risk-free interest rate	4.45%	4.45%
Expected stock price volatility	30%	30%
Expected annual dividends per share	$0.50	$0.51

10	Commitments and contingencies

Guarantees

In the normal course of operating the railway, the Company enters into contractual arrangements that involve providing certain guarantees which extend over the term of the contracts. These guarantees include, but are not limited to:

•	Residual value guarantees on operating lease commitments of $199 million at March 31, 2003;

•	Guarantees to pay other parties in the event of the occurrence of specified events, including damage to equipment or properties, in relation to assets used in the operation of the railway through operating leases, rental agreements, easements, trackage and interline agreements; and

•	Indemnifications of certain tax-related payments incurred by lessors.

The maximum amount that could be payable under these guarantees cannot be reasonably estimated due to the nature of certain of these guarantees. All or a portion of amounts paid under certain guarantees could be recoverable from other parties or through insurance. The Company has accrued for all guarantees that it expects to pay. At March 31, 2003, these accruals amounted to $11 million.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2003
(unaudited)

11	Consolidated financial ratios

The following ratios are provided in connection with CPR’s continuous offering of medium-term notes, and are based on the consolidated financial statements that have been prepared in accordance with accounting principles generally accepted in Canada. The asset coverage ratios are calculated at the dates indicated, and the interest coverage ratios are for the 12-month period then ended.

	March 31	December 31
(times)	2003	2002

Interest coverage on long-term debt
Interest coverage on long-term debt before non-recurring items and foreign exchange on long-term debt	3.2	3.3
Interest coverage on long-term debt after non-recurring items and foreign exchange on long-term debt	3.6	3.4

Net tangible asset coverage on long-term debt
Before the effect of future income taxes	2.3	2.4
After the effect of future income taxes	2.0	2.0

12	Reclassification

Certain prior year’s figures have been reclassified to conform with the presentation adopted in 2003.

Summary of Rail Data

	First Quarter

	2003	2002	Variance	%

Financial (millions, except per share data)
Revenues
Freight	$834.9	$839.8	($4.9)	(0.6)
Other	43.9	35.6	8.3	23.3

	878.8	875.4	3.4	0.4

Expenses
Compensation and benefits	285.1	289.3	(4.2)	(1.5)
Fuel	105.6	83.6	22.0	26.3
Materials	50.0	48.5	1.5	3.1
Equipment rents	66.8	64.5	2.3	3.6
Depreciation and amortization	93.3	88.1	5.2	5.9
Purchased services and other	159.8	125.5	34.3	27.3

	760.6	699.5	61.1	8.7

Operating income	118.2	175.9	(57.7)	(32.8)

Other charges	4.5	12.7	(8.2)	(64.6)
Interest expense	58.3	64.3	(6.0)	(9.3)
Income tax expense before non-recurring items and foreign exchange gain (loss) on long-term debt (1)	17.7	31.0	(13.3)	(42.9)

Income before non-recurring items and foreign exchange gain (loss) on long-term debt (1)	37.7	67.9	(30.2)	(44.5)

Foreign exchange gain (loss) on long-term debt (FX on LTD)
FX on LTD	70.8	(3.7)	74.5	—
Income tax on FX on LTD	(6.2)	0.2	(6.4)	—

FX on LTD (net of tax)	64.6	(3.5)	68.1	—

Non-recurring items:
Income tax settlement related to prior years	—	72.0	(72.0)	—

Net income	$102.3	$136.4	($34.1)	(25.0)

Earnings per share (EPS)
Basic earnings per share	$0.65	$0.86	($0.21)	(24.4)
Diluted earnings per share	$0.64	$0.86	($0.22)	(25.6)

EPS — excludes non-recurring items & FX on LTD
Basic earnings per share	$0.24	$0.43	($0.19)	(44.2)
Diluted earnings per share	$0.24	$0.43	($0.19)	(44.2)

Weighted avg number of shares outstanding (millions)	158.5	158.4	0.1	0.1

Operating ratio (%)	86.5	79.9	6.6	—
ROCE before non-recurring items and FX on LTD (%) (1)(2)	12.3	13.6	(1.3)	—
Net debt to net debt plus equity (%)	46.3	51.4	(5.1)	—
EBIT before non-recurring items and FX on LTD (millions) (1)(2)	$113.7	$163.2	($49.5)	(30.3)
EBITDA before non-recurring items and FX on LTD (millions) (1)(2)	$207.0	$251.3	($44.3)	(17.6)

(1)	These are earnings measures that are not in accordance with GAAP and may not be comparable to similar measures of other companies. See note on non-GAAP earnings measures attached to commentary.
(2)	EBIT:	Earnings before interest and taxes.
	EBITDA:	Earnings before interest, taxes, and depreciation and amortization.
	ROCE:	Return on capital employed = EBIT (last 12 months) divided by average net debt plus equity.

	First Quarter

	2003	2002	Variance	%

Commodity Data

Freight revenues (millions)
— Grain	$129.0	$154.1	$(25.1)	(16.3)
— Coal	103.7	106.2	(2.5)	(2.4)
— Sulphur and fertilizers	110.1	104.8	5.3	5.1
— Forest products	86.5	91.5	(5.0)	(5.5)
— Industrial products	103.2	104.4	(1.2)	(1.1)
— Intermodal	219.0	200.1	18.9	9.4
— Automotive	83.4	78.7	4.7	6.0

Total freight revenues	$834.9	$839.8	$(4.9)	(0.6)

Revenue ton-miles (RTM) (millions)
— Grain	4,857	5,326	(469)	(8.8)
— Coal	4,972	5,155	(183)	(3.5)
— Sulphur and fertilizers	4,701	3,978	723	18.2
— Forest products	2,747	2,785	(38)	(1.4)
— Industrial products	3,258	3,100	158	5.1
— Intermodal	5,580	5,012	568	11.3
— Automotive	688	699	(11)	(1.6)

Total RTMs	26,803	26,055	748	2.9

Freight revenue per RTM (cents)
— Grain	2.66	2.89	(0.23)	(8.0)
— Coal	2.09	2.06	0.03	1.5
— Sulphur and fertilizers	2.34	2.63	(0.29)	(11.0)
— Forest products	3.15	3.29	(0.14)	(4.3)
— Industrial products	3.17	3.37	(0.20)	(5.9)
— Intermodal	3.92	3.99	(0.07)	(1.8)
— Automotive	12.12	11.26	0.86	7.6
Freight revenue per RTM	3.11	3.22	(0.11)	(3.4)

Carloads (thousands)
— Grain	64.9	69.1	(4.2)	(6.1)
— Coal	82.1	87.3	(5.2)	(6.0)
— Sulphur and fertilizers	48.0	44.6	3.4	7.6
— Forest products	42.6	44.3	(1.7)	(3.8)
— Industrial products	66.5	67.0	(0.5)	(0.7)
— Intermodal	243.3	222.5	20.8	9.3
— Automotive	45.8	41.8	4.0	9.6

Total carloads	593.2	576.6	16.6	2.9

Freight revenue per carload
— Grain	$1,988	$2,230	$(242)	(10.9)
— Coal	1,263	1,216	47	3.9
— Sulphur and fertilizers	2,294	2,350	(56)	(2.4)
— Forest products	2,031	2,065	(34)	(1.6)
— Industrial products	1,552	1,558	(6)	(0.4)
— Intermodal	900	899	1	0.1
— Automotive	1,821	1,883	(62)	(3.3)

Freight revenue per carload	1,407	1,456	(49)	(3.4)

	First Quarter

	2003	2002 (1)	Variance	%

Operations and Productivity

Freight gross ton-miles (GTM) (millions)	51,714	50,223	1,491	3.0
Revenue ton-miles (RTM) (millions)	26,803	26,055	748	2.9
Train miles (thousands)	9,800	9,015	785	8.7

Freight revenue per RTM (cents)	3.11	3.22	(0.11)	(3.4)
Total operating expenses per RTM (cents)	2.84	2.68	0.16	6.0
Total operating expenses per GTM (cents)	1.47	1.39	0.08	5.8
Total operating expenses per train mile (dollars)	77.61	77.59	0.02	—

Number of active employees at end of period	15,598	15,481	117	0.8
Average number of active employees	15,359	15,247	112	0.7
Miles of road operated at end of period (2)	13,898	13,893	5	—

GTMs per average active employee (000)	3,367	3,294	73	2.2
GTMs per mile of road operated (000) (2)	3,721	3,615	106	2.9
GTMs per active locomotive per day (000)	628	697	(69)	(9.9)

Average train weights (tons)	5,277	5,571	(294)	(5.3)
Average train speed (mph)	25.6	25.5	0.1	0.4
On line car-miles per car-day	167	159	8	5.0

U.S. gallons of fuel per 1,000 GTMs	1.34	1.28	0.06	4.7
Average fuel price excluding provincial fuel taxes	0.89	0.72	0.17	23.6
(U.S. dollar per U.S. gallon)

FRA personal injuries per 200,000 employee hours	3.2	4.2	(1.0)	(23.8)
FRA train accidents per million train miles	1.8	1.5	0.3	20.0

(1)	Prior period has been restated to conform with presentation in 2003.
(2)	Excludes track on which CPR has haulage rights.